UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 21, 2013, Cimatron Limited (the “Company”) entered into an Underwriting Agreement, dated March 21, 2013, by and among the Company, the selling shareholders named therein and Roth Capital Partners, LLC, as sole underwriter (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the selling shareholders offered for sale 2,500,000 ordinary shares of the Company and have granted the underwriter an option, exercisable within 30 days, to purchase up to an additional 375,000 ordinary shares to cover over-allotments. The closing of the offering is expected to take place on March 26, 2013, subject to the satisfaction of customary closing conditions.

The shares will be sold pursuant to a shelf registration statement, as amended, that the Company filed with the Securities and Exchange Commission (the “SEC”), which became effective on December 9, 2009 (SEC File No. 333-161781) (the “Registration Statement”). A prospectus supplement relating to the offering has been filed with the SEC.

A copy of the Underwriting Agreement is attached as Exhibit 99.1 hereto and is incorporated by reference herein. The description of the Underwriting Agreement herein is a summary and is qualified in its entirety by the terms of the Underwriting Agreement.

The content of this Report of Foreign Private Issuer on Form 6-K (this “Report”), including the exhibit hereto, is hereby incorporated by reference in the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By: /s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: March 21, 2013

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Underwriting Agreement, dated March 21, 2013, by and among Roth Capital Partners, LLC, as sole underwriter; Cimatron Limited; and the shareholders of Cimatron Limited party thereto.